EXHIBIT 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	NAME AND ADDRESS OF COMPANY enCore Energy Corp. 101 N. Shoreline Blvd, Suite 450 Corpus Christi, TX 78401
2.	DATE OF MATERIAL CHANGE February 14, 2023
3.	NEWS RELEASE News release dated February 15, 2023 was disseminated through the facilities of Cision.
4.	SUMMARY OF MATERIAL CHANGE enCore Energy Completes Alta Mesa Acquisition; 3rd Licensed In-Situ Recovery Uranium Plant in South Texas
5.

FULL DESCRIPTION OF MATERIAL CHANGE

enCore Energy Corp. (“enCore” or the “Company”) (NYSE American: EU; TSXV: EU) announced the closing of the acquisition of the Alta Mesa In-Situ Recovery uranium project from Energy Fuels Inc. (the "Alta Mesa Acquisition"). The transaction provides enCore with three licensed uranium in-situ recovery (ISR) processing plants and positions enCore as a leading US-focused ISR uranium company with the proven management expertise required to advance multiple production opportunities within its portfolio.

To view the Alta Mesa project maps and enCore Energy's South Texas projects please visit: https://bit.ly/3fV9fTg.

The Consideration paid to Energy Fuels consisted of US$60 million in cash and a US$60 million secured vendor take-back convertible promissory note (the “Note”). The Note has a two (2) year term and bears interest at a rate of 8% per annum payable on June 30th and December 31st of each year during the term. The Note is convertible at the election of the holder, to acquire common shares of enCore at a price of US$2.9103 per share. Energy Fuels has agreed not to transact with the common shares of enCore received on conversion of the Note, including hedging and short sales, with exceptions for sale transactions of up to US$10 million in value in any 30-day period, block trades and underwritten distributions. In addition, Energy Fuels has agreed to standard standstill provisions restricting additional acquisitions of enCore securities. Additional information regarding the Alta Mesa Project acquisition, is available in the Company's news release dated November 14, 2022.

In connection with the closing of the Alta Mesa Acquisition, 23,277,000 subscription receipts issued December 6, 2022 at a price of C$3.00 per Subscription Receipt (the "Subscription Receipt Offering") were automatically converted into units comprised of one common share of enCore and one common share purchase warrant, with each warrant entitling the holder thereof to acquire one common share of enCore at a price of C$3.75 for a period of 3 years until February 14, 2026. The net proceeds from the Subscription Receipt Offering of approximately C$66 million, after deduction of fees and commissions, have been released from escrow to the Company, and were applied to fund the cash portion of the consideration payable by the Company pursuant to the Alta Mesa Acquisition. For additional information regarding the Subscription Receipt Offering, please see the Company's news release dated December 6, 2022.

Additionally, further to the Company's news release dated February 8, 2023 announcing the closing of the offering of units for proceeds of C$34.5 million, the Company advises that it paid cash commissions to Canaccord Genuity Corp. (C$1,065,756.17), Cantor Fitzgerald Canada Corporation (C$659,753.82), and Haywood Securities Inc. (C$304,501.76). For additional information regarding the unit offering, please see the Company's news release dated February 8, 2023.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102 Not applicable.
7.	OMITTED INFORMATION Not applicable.
8.	EXECUTIVE OFFICER William M. Sheriff, Executive Chairman Telephone: 972-333-2214
9.	DATE OF REPORT February 21, 2023